UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Appointment of a Class I Director

Netshoes (Cayman) Limited is pleased to inform its shareholders and the market that, effective as of June 15, 2018, Mr. Pedro Reiss joined Netshoes as a Class I member of our board of directors.

Mr. Reiss works with digital marketing since 1999 and is currently the chief executive officer of the Brazilian operations of Wunderman, one the largest digital advertising agencies in the world. He was also one of the founders of the digital advertising agency F.biz, which was sold in 2011 to the WPP group, and is currently a board member and investor in several technology companies, including Geru (fintech) and Lotan Agrosciences (Biotech). Mr. Reiss holds a degree in business administration from Fundação Getúlio Vargas – São Paulo and attended courses at the Singularity University.

Mr. Reiss’s appointment is filling a vacancy in our board, and his current tenure as board member will expire at our annual general shareholders’ meeting to be held in 2018. We look forward to working with Mr. Reiss and believe that his skills and knowledge acquired over the years will be a valuable asset to us.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 15, 2018